UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41678

VCI Global Limited

(Translation of registrant’s name into English)

Suite 33.03 of Level 33, Menara Exchange 106, Lingkaran TRX, Tun Razak Exchange,
55188 Kuala Lumpur, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Share Sale Agreement

On December 15, 2025, the Company entered into a Share Sale Agreement (the “Share Sale Agreement”) as vendor with a company incorporated in British Virgin Islands (the “Purchaser”), pursuant to which the Company agreed to sell all of the issued and outstanding equity interests of V Capital Consulting Group Limited, a British Virgin Islands company (the “Target”), to the Purchaser.

Under the Share Sale Agreement, the Company agreed to sell an aggregate of 21,000,000 Class A shares and 3,000,000 Class B shares, representing 100% of the issued and outstanding share capital of the Target, free and clear of all encumbrances. The aggregate purchase consideration for the transaction is US$33,975,000, payable in cash and/or through the issuance or transfer of common stock listed on a major stock exchange, to be paid within three years from the date of the Share Sale Agreement, subject to the terms and conditions set forth therein.

The Share Sale Agreement contains customary representations, warranties, covenants, and termination provisions for a transaction of this nature.

The foregoing summary of the Share Sale Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Sale Agreement, which is furnished as Exhibit 10.1 to this Form 6-K and is incorporated herein by reference.

Exhibit Number	Description
10.1	Form of Share Sale Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 26, 2026	VCI Global Limited

	By:	/s/ Victor Hoo
	Name:	Victor Hoo
	Title:	Chairman and Chief Executive Officer

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